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04019436

SECURITIES ... ON
Washington, D.C. 20549

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RECD S.E.C.
MAY 2 4 2004
603

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-29560

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/04 (MM/DD/YY) AND ENDING 1/31/2004 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1407 West 31st avenue #301
(No. and Street)

Anchorage (City) Alaska (State) 99503 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Christopher R Cadieux 907 276 2000
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Rulien, Whitlock & Associates
(Name – *if individual, state last, first, middle name*)

1407 West 31st ave #500 (Address) Anchorage (City) Alaska (State) 99503 (Zip Code)

CHECK ONE:

- ☐ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
JUN 02 2004
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I Christopher R. Cadieux, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Benefit Securities, Inc., as of January 31, 2004, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

Notary Public

This report ** contains (check all applicable boxes).

- [x] (a) Facing Page.
- [ ] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [x] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

BENEFIT SECURITIES, INC.

FINANCIAL STATEMENTS AND SUPPLEMENTARY INFORMATION

For the Years Ended
January 31, 2004 and 2003

TABLE OF CONTENTS

RULIEN,
WHITLOCK
& Associates, LLC

1407 W. 31st Avenue,

Suite 500

Anchorage, AK 99503

Tel. (907) 272-1421

Fax. (907) 272-8556

www.rulienwhitlock.com

INDEPENDENT AUDITOR'S REPORT

Board of Directors
Benefit Securities, Inc.

We have audited the accompanying statements of financial position of Benefit Securities, Inc. as of January 31, 2004 and 2003, and the related statements of operations and retained earnings, and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Benefits Securities, Inc. as of January 31, 2004 and 2003, and the results of its operations and its cash flows for the years then ended in conformity with accounting standards accepted in the United States of America.

Rulien, Whitlock, & Associates, LLC

Anchorage, Alaska
March 27, 2004

BENEFIT SECURITIES, INC.
STATEMENTS OF FINANCIAL POSITION
January 31, 2004 and 2003

	2004	2003
ASSETS		
CURRENT ASSETS		
Cash	$ 11,882	$ 17,736
Accounts receivable	13,773	6,297
Income tax refund receivable	1,000	-
Loan to shareholder	3,000	-
Prepaid expenses	1,401	1,499
Deposits	1,017	1,017
TOTAL CURRENT ASSETS	32,073	26,549
PROPERTY AND EQUIPMENT, at cost		
Furniture and equipment	17,478	17,478
Accumulated depreciation	<15,583>	<14,178>
	1,895	3,300
OTHER ASSETS		
Investments – restricted	170,643	206,788
Deferred income tax benefit	29,000	35,200
	199,643	241,988
	$ 233,611	$ 271,837

See accompanying notes and auditor's report.

	2004	2003
LIABILITIES AND STOCKHOLDERS' EQUITY		
CURRENT LIABILITIES		
Accounts payable	$ 1,144	$ 374
Commissions payable	11,335	620
Payroll taxes payable	4,131	5,560
Income taxes payable	-	2,092
Deferred income taxes	2,400	700
TOTAL CURRENT LIABILITIES	19,010	9,346
OTHER LIABILITIES		
Nonqualified deferred compensation plan	170,643	206,788
STOCKHOLDERS' EQUITY		
Common stock, no par value; authorized 100 shares; issued and outstanding 100 shares	10,000	10,000
Additional paid in capital	14,500	14,500
Retained earnings	19,458	31,203
	43,958	55,703
	$ 233,611	$ 271,837

BENEFIT SECURITIES, INC.
STATEMENTS OF OPERATIONS AND RETAINED EARNINGS
For the years ended January 31, 2004 and 2003

		2004		2003
COMMISSIONS EARNED	$	241,725	$	307,987
COMMISSIONS PAID		24,137		34,943
GROSS PROFIT		217,588		273,044
OPERATING EXPENSES		230,307		280,042
INCOME (LOSS) FROM OPERATIONS		<12,719>		<6,998>
OTHER INCOME				
Interest income		19		170
Dividend income		8,855		11,025
		8,874		11,195
INCOME (LOSS) BEFORE PROVISION FOR INCOME TAXES		<3,845>		4,197
INCOME TAX BENEFIT (EXPENSE)				
Current		-		<2,095>
Deferred		<7,900>		1,600
		<7,900>		<495>
NET INCOME (LOSS)		<11,745>		3,702
RETAINED EARNINGS, beginning of year		31,203		27,501
RETAINED EARNINGS, end of year	$	19,458	$	31,203

See accompanying notes and auditor's report.

BENEFIT SECURITIES, INC.
STATEMENTS OF CASH FLOWS
For the years ended January 31, 2004 and 2003

	2004	2003
CASH FLOWS FROM OPERATING ACTIVITIES		
Net income (loss)	$ <11,745>	$ 3,702
Adjustments to reconcile net income (loss) to cash provided by operating activities		
Depreciation	1,405	1,346
Deferred income taxes	7,900	<1,600>
(Increase) decrease in accounts receivable	<7,476>	<4,291>
(Increase) decrease in income tax refund receivable	<1,000>	3
(Increase) decrease in loan to shareholder	<3,000>	-
(Increase) decrease in prepaid expenses	98	148
Increase (decrease) in accounts payable	770	-
Increase (decrease) in commissions payable	10,715	<784>
Increase (decrease) in payroll taxes payable	<1,429>	3,466
Increase (decrease) in income taxes payable	<2,092>	1,945
NET CASH PROVIDED (USED) BY OPERATING ACTIVITIES	<5,854>	3,935
CASH FLOWS FROM INVESTING ACTIVITIES		
Purchase of office equipment	-	<3,114>
Proceeds from sale of assets	-	-
NET CASH PROVIDED (USED) BY INVESTING ACTIVITIES	-	<3,114>
NET INCREASE (DECREASE) IN CASH	<5,854>	821
CASH, beginning of year	17,736	16,915
CASH, end of year	$ 11,882	$ 17,736
SUPPLEMENTARY CASH FLOW DISCLOSURE		
Income taxes paid	$ 2,092	$ 1,977
NON-CASH INVESTING AND FINANCING ACTIVITIES		
Earnings on deferred compensation investment	$ 8,855	$ 11,025
Payments to former employee from deferred compensation investment	<45,000>	-
Increase (decrease) in deferred compensation investment	$ <36,145>	$ 11,025

See accompanying notes and auditor's report.

NOTE A – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Business Activities

Benefit Securities, Inc. (the Company), provides financial planning services and sells several investment companies' financial products to Alaskan investors. The Company is a member of the National Association of Securities Dealers, Inc. and Securities Investor Protection Corporation. Revenues are commissions from the investment companies on the products sold.

Property and Equipment

Property and equipment are recorded at cost and depreciated using accelerated methods to amortize their cost over their estimated useful lives, which range from five to seven years.

Income Taxes

The Company prepares its financial statements using the accrual method of accounting and its tax return using the cash basis. When timing differences arise in the recognition of income, deferred income taxes are provided in those years.

Deferred income tax assets and liabilities result from timing differences between the cash and the accrual methods and the nondeductibility of the nonqualified deferred compensation for tax purposes until such time as it is paid.

Cash and Cash Equivalents

For purposes of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.

Accounts Receivable

Accounts receivable are reported at the amount management expects to collect on balances outstanding at year-end. Management closely monitors outstanding balances and writes off, as of year-end, all balances that have not been collected by the time the financial statements are issued.

Fair Value of Financial Instruments

As of January 31, 2004 the fair market value of the Company's financial assets and liabilities equaled or approximated their carrying values as recorded.

See auditor's report.

NOTE A – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, cont'd

Advertising

Advertising costs are expensed as incurred. There were no advertising costs incurred for the years ended January 31, 2004 and 2003, respectively.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

NOTE B – NONQUALIFIED DEFERRED COMPENSATION PLAN

The Company's investments are restricted for payment of a nonqualified deferred compensation plan maintained for a former employee. Because the Company's investments are intended to be held for an indefinite period of time, they are classified in accordance with Statement of Financial Accounting Standards No. 115 "Accounting for Certain Debt and Equity Securities," as available for sale. The investment consisted of an annuity with a market value of $170,643 and $206,788 at January 31, 2004 and 2003, respectively. The annuity has a fixed interest rate which allows for no market fluctuation and therefore, cost equals market. Payments in the amount of $3,750 per month began February 2003 and 120 monthly installments are to be paid to the former employee. She was paid $45,000 in compensation for the year ended January 31, 2004.

NOTE C – DEFERRED INCOME TAXES

The provision for income tax differs from the expected tax provision computed by multiplying results of operations by the statutory federal income tax rates because of the use of the cash method of accounting for income tax purposes and the accrual method of accounting for financial statement purposes. This difference results in current deferred tax liabilities of $2,400 and $700 at January 31, 2004 and 2003, respectively.

In addition, noncurrent deferred income tax benefits of $29,000 and $35,200 at January 31, 2004 and 2003, respectively, arise because, unlike for financial accounting purposes, the nonqualified deferred compensation plan is not deductible for income tax purposes until paid. Payments began in February 2003 and $6,200 was expensed for the year ended January 31, 2004.

See auditor's report.

NOTE D – SHORT-TERM NOTE RECEIVABLE

The Company advanced funds to a shareholder in the amount of $3,000 on July 1, 2003. The stated interest rate on the note was 4 percent per annum, payable on or before July 1, 2004. The note was secured by the shareholder's personal assets. Accrued interest at January 31, 2004 year-end was considered immaterial to the financial statements.

NOTE E – LEASE COMMITMENTS

The Company leases its office facility under a non-cancelable operating lease expiring on August 15, 2005.

The future minimum obligations under this lease are as follows:

Year Ending January 31,	Amount
2005	$ 15,708
2006	$ 9,818

In addition, the Company leases off-site storage space on a month-to-month basis at a rate of $75 per month. A 7 day notice may cancel this lease.

Rental expenses for all operating leases for the years ended January 31, 2004 and 2003 were $16,633 and $20,885, respectively.

NOTE F – RETIREMENT PLAN

The Company maintains SIMPLE IRA accounts for all its employees. The Company contributes two percent of gross wages to the employees' SIMPLE IRA account. Contributions totaled $2,737 and $7,654 for the years ended January 31, 2004 and 2003, respectively.

NOTE G – RECLASSIFICATIONS

Certain accounts in the prior year financial statements have been reclassified for comparative purposes to conform to the presentation in the current year financial statements.

See auditor's report.

NOTE H – SUBSEQUENT EVENTS

Pursuant to Rule 15c3-1 of the Securities Exchange Act of 1934, Benefit Securities, Inc. is required to maintain a minimum net capital, as defined by Rule 15c3-1, in conducting its business operations. The minimum net capital required for the Company is $5,000. At January 31, 2004, the Company did not meet the $5,000 minimum requirement.

SUPPLEMENTARY INFORMATION

RULIEN,
WHITLOCK
& Associates, LLC
1407 W. 31st Avenue,
Suite 500
Anchorage, AK 99503
Tel. (907) 272-1421
Fax. (907) 272-8556
www.rulienwhitlock.com

INDEPENDENT AUDITOR'S REPORT ON SUPPLEMENTARY INFORMATION

Board of Directors
Benefit Securities, Inc.

Our report on our audits of the basic financial statements of Benefit Securities, Inc. for January 31, 2004 and 2003 appears on page 2. Those audits were made for the purposes of forming an opinion on the basic financial statements taken as whole. The accompanying supplementary information is presented for purposes of additional analysis and is not a required part of the basic financial statements. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements, and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Rulien, Whitlock, & Associates, LLC

Anchorage, Alaska
March 27, 2004

BENEFIT SECURITIES, INC.
SCHEDULES OF OPERATING EXPENSES
For the years ended January 31, 2004 and 2003

	2004	2003
Compensation of officers	$ 132,753	$ 175,146
Salaries and wages	65,591	28,562
Arbitration expense	3,125	-
Depreciation	1,405	1,346
Dues, education and subscriptions	1,505	2,476
Insurance and bonding	452	867
Internet	1,061	1,196
Meals	1,525	54
Miscellaneous	609	-
Nonqualified deferred compensation	<36,145>	11,028
Office expense	9,805	5,393
Payroll taxes	13,193	13,601
Professional fees	7,525	5,895
Rent	16,633	20,885
SIMPLE contributions	2,737	7,654
Taxes, licenses and fees	2,111	1,750
Telephone	4,582	4,169
Travel	1,840	20
	$ 230,307	$ 280,042

See auditor's report.